PEARSON

PEARSON PLC

03 JAN -7 AM 9: :

03003214

12 November 2002

Pearson plc

Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Six Forms G88(2) - Return of Allotments of Shares
2. Announcement re DRIP – Schedule 11
3. Press Releases –
   - ***Chrystia Freeland appointed editor of Weekend FT***
   - ***Recoletos interim results – Third Qtr of 2002***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 JAN -7 AM 8:25

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	**OCT**	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,299		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.56		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 1,299
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31/10/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT13 Tel 01903-833202
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	**OCT**	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2859		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.45		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 2,859
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed John Cesse **Date** 6/11/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/MAT/ALLOT14
Tel 01903-833202

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	10	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	326		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	645p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 326
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Luc Come Date 6/11/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/6560
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,240		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	584p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Reginald Ford Address 43 Jenola Parade, Wartirna South Victoria, 3152 Australia UK Postcode	Class of shares allotted Ordinary	Number allotted 2,240
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 8/11/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars	
The Causeway Worthing West Sussex BN99 6DA	
ESP/EXC/VAM/6880	Tel 01903-833280
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	143	71	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	1.435p	0.636p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BNY (Nominees) Limited PART ID BO 011 Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 214
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jim Casse **Date** 8/11/02

~~A~~ director / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/RR/6895

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
06	NOV	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PEARSON QUEST LIMITED Address 80 STRAND LONDON UK Postcode WC2R 0RL	Class of shares allotted ORDINARY	Number allotted 1,755
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Mic Cesse **Date** 8/11/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, A DX number and Exchange of the Person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/MAT/ALLOT15

Tel 01903-833202

DX number DX exchange

28 October 2002

The Manager
Company Announcements Office
Primary Markets Division
The London Stock Exchange Tower
Old Broad Street
London
EC2N 1HP

Dear Sirs

Pearson plc (the ***Company***) announces that on 25 October 2002, Pearson Employee Share Trustees Limited (the ***Trustee***), as Trustee of the Pearson Employee Share Trust (the ***Trust***), acquired 3,394 ordinary shares in the Company (***Shares***). These Shares were acquired at a price of 660.30 p per Share under the Company's Dividend Reinvestment Plan in respect of the interim dividend for the six months ended 30 June 2002.

The Trustee holds Shares primarily for the purpose of satisfying awards under the Company's Incentive Share Plan (the ***Plan***). Under the terms of the Plan, the number of Shares available under an award, is adjusted to take account of dividends paid by the Company prior to the vesting of an award.

Dennis Stevenson, the Chairman of the Company, is the sole remaining participant in the Plan, holding (prior to the adjustment described below) an award over 75,628 Shares. This was granted to him in 1997. Following adjustment to take account of the dividend reinvestment referred to above, the number of shares under Dennis Stevenson's award has increased by 1,042 Shares to 76,670 Shares.

In consequence of the acquisition of Shares referred to above, the total number of Shares held by the Trustee (including those attributable to Dennis Stevenson's award under the Plan) has increased to 252,072 Shares.

As the Trust is a discretionary trust under which all employees (including executive directors) of the Pearson group are potential beneficiaries, each executive director is treated for Companies Act purposes as interested in the Shares referred to above.

Your faithfully
PEARSON PLC

Stephen Jones
Deputy Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

DAVID CHARLES MAURICE BELL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

623

8. Percentage of issued class

0.00008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

660.3p

13. Date of transaction

25/10/2002

14. Date company informed

28/10/2002

15. Total holding following this notification

50,939

16. Total percentage holding of issued class following this notification

0.00635%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

28 OCTOBER 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

JOHN MAKINSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

326

8. Percentage of issued class

0.00004%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

660.3P

13. Date of transaction

25 OCTOBER 2002

14. Date company informed

28 OCTOBER 2002

15. Total holding following this notification

29,333

16. Total percentage holding of issued class following this notification

0.00366%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

28 OCTOBER 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

MARJORIE SCARDINO

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

1,129

8. Percentage of issued class

0.000141%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

660.3P

13. Date of transaction

25 OCTOBER 2002

14. Date company informed

28 OCTOBER 2002

15. Total holding following this notification

83,808

16. Total percentage holding of issued class following this notification

0.01045%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

28 OCTOBER 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

LORD STEVENSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

LORD STEVENSON OF CODDENHAM	**1,136**
LORD HENRY DENNISTOUN STEVENSON	**38**
CLOACA MAXIMA	**144**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

1,318

8. Percentage of issued class

0.00016%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

660.3p

13. Date of transaction

25 OCTOBER 2002

14. Date company informed

28 OCTOBER 2002

15. Total holding following this notification

115,892

16. Total percentage holding of issued class following this notification

0.01446%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

28 OCTOBER 2002

Press releases

28 October 2002

Chrystia Freeland Appointed Editor of Weekend FT

The Financial Times today announces the appointment of Chrystia Freeland as editor of the Weekend FT.

She will take responsibility for the Saturday edition of the Financial Times, including editing the Weekend FT and will oversee all the weekend special sections.

Chrystia Freeland, 34, is currently editor of FT.com - and will continue in that role for the time being, alongside her new Weekend FT remit. Under the leadership of Chrystia Freeland, FT.com has become the world's most popular audited business website, and successfully introduced subscription services in May 2002.

Prior to editing FT.com, Chrystia was deputy editor of The Globe & Mail, Toronto, Canada. Before joining The Globe & Mail, she was the UK news editor for the FT from 1998 to 1999. Between 1995 and 1998 she was the newspaper's Moscow bureau chief. In 1994, Ms Freeland was the FT's Eastern Europe correspondent.

Andrew Gowers, Editor of the Financial Times commented;

" I am delighted to appoint Chrystia into this key role. She is a dynamic and creative journalist and will spearhead our efforts to revamp the Weekend FT. "

Ms Freeland is a Rhodes Scholar and a graduate of Harvard College. At Oxford she studied at St. Anthony's College and was awarded a Master of Studies degree in Slavonic studies.

For further information:

Joanna Manning-Cooper, 0207 873 4447
Alice Owen, 0207 873 3829

Notes to Editors

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 20 cities across the globe, has a daily circulation of over 480,000 and a readership of more than 1.6 million

people worldwide.

- FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 55 million monthly page views and over 2.7 million unique monthly visitors.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
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RECOLETOS
Investor Relations

INTERIM RESULTS
THIRD QUARTER OF 2002
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The consolidated financial results for the first nine months of 2002 demonstrate good progress with particularly strong profit improvement despite difficult economic conditions.

Comparing the third quarter of 2002 with the same period in 2001:

1. Recoletos delivered growth in EBITDA (+79.7%) and EBIT (+178.2%).

2. Recoletos capitalised on the leading positions of its main titles to improve circulation revenues (+2.1%, +4.3% without Argentina). Advertising revenues decreased (-12%, -2,3% without Argentina), driven by the effects of the sharp advertising recession on the Business and Finance division.

   Marca, benefiting from its re-launch in April 2002, gained market share and increased circulation revenues (+6%) and advertising revenues (+5%).

3. The reduction in operating costs (-10.5%) demonstrates the success of the cost cutting programme, initiated in April 2001, which is helping Recoletos to increase margins even in difficult trading conditions.

With regard to the results for the first nine months of the year, we highlight the following:

1. **Consolidated Revenues** fell (-4.5%) compared to the first nine months of last year; **advertising revenues declined by 10.2% and circulation revenues** increased by 0.1% (-3.5% and +2.4% excluding Argentina respectively).

2. **Direct Costs** and **Central Costs** were significantly reduced (-11.7% and –9.4% respectively) as a result of the cost cutting programme.

3. **EBITDA** on a consolidated basis increased 33.5% to € 39,75 million.

4. **Interest Income** includes capital gains of € 50.80 million from the sale of our stake in RTL.

5. The **Extraordinary Result**[1] includes a non-cash goodwill amortisation charge of € 15.00 million relating to Argentinean ventures.

6. **Net Profit** € 44.14 million (vs. € 3.46 million in 3Q01).

[1] In 2001 the Extraordinary Result included the additional goodwill amortisation of €5.41 million mentioned before

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues	**171.98**	**180.03**	**(4.5)**
Direct Costs	123.32	139.65	(11.7)
Gross Profit	**48.66**	**40.38**	**20.5**
Central Costs	17.32	19.11	(9.4)
EBIT	**31.34**	**21.27**	**47.3**
Interest Income (Expense)	52.96	(3.27)	–
Goodwill Amortisation	(8.47)	(9.16)	(7.5)
Associated Undertakings	(0.91)	(0.53)	–
Profit on Ordinary Activities	**74.92**	**8.31**	**801.8**
Extraordinary Results	(14.79)	(3.48)	–
Profit before Taxes	**60.14**	**4.83**	**1144.9**
Income Taxes	(15.99)	(1.37)	1069.0
Net Income	**44.14**	**3.46**	**1174.9**
Depreciation	**8.40**	**8.50**	**(1.1)**
EBITDA	**39.75**	**29.77**	**33.5**

Below we present the consolidated P&L excluding our operations in Argentina:

Table 2: Consolidated Profit and Loss Account excluding Argentina (January-September)*

Million €	3Q2002	3Q2001	Var. %
Revenues			
Advertising	68.04	70.53	(3.5)
Circulation	86.99	84.91	2.4
Others	14.73	14.95	(1.5)
Total Revenues	**169.75**	**170.39**	**(0.4)**
Direct Costs	118.82	123.72	(4.0)
Gross Profit	**50.93**	**46.67**	**9.1**
Central Costs	17.32	19.11	(9.4)
EBIT	**33.61**	**27.56**	**21.9**
Depreciation	8.27	8.27	0.0
EBITDA	**41.88**	**35.83**	**16.9**

**Excludes Sadei & Mind Opener*

II. MARGINS

The margins are as follows:

Table 3: Margins (January-September)

Million €	3Q2002	3Q2001
Consolidated:		
Gross Profit / Revenues	28.3 %	22.4 %
EBITDA / Revenues	23.1 %	16.5 %
EBIT / Revenues	18.2 %	11.8 %
***Consolidated without Argentina*:**		
Gross Profit / Revenues	30.0%	27.4%
EBITDA / Revenues	24.7%	21.0%
EBIT / Revenues	19.8%	16.2%

III. OPERATING REVENUES

Total Operating Revenues amount to € 171.98 million, falling by 4.5%.

a) The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 4: Operating Revenues (January-September)

Million €	3Q2002	3Q2001	Var. %
Advertising	69.69	77.58	(10.2)
Circulation	87.53	87.44	0.1
Other revenues	14.76	15.01	(1.7)
Total Revenues	**171.98**	**180.03**	**(4.5)**

Advertising revenues fell by 10.2% (down 3.5% excluding Argentina) showing the same trend as in 3Q02 and benefiting from the strong performance of Sports. Advertising revenues in Sports increased by 11.2% (vs. +12.1% in 1H02) thanks to Marca´s leadership and ability to continue capitalising on the exceptional calendar of sporting events of the in the second quarter of the year.

Growth in advertising revenues is also shown in Medical (+1.2%) and Youth (+13.7%).The advertising downturn continued to have the most severe impact on Business and Finance (-30.8%. -19.8% without Argentina) and a lesser impact on Women's interest (-1.3%).

Circulation revenues increased by 0.1% due to lower sales of Expansion (-11.0%). while Marca´s circulation increased by 0.6%. Excluding Argentina, circulation revenues at consolidated level increased by 2.4%.

b) Regarding the development of revenues by content areas[2], Sports (+7.6%), Health (+3.0%) and Youth (+14.0%) show strong growth rates. Sports remains, with 60.2% the largest contributor to group revenues.

[2] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas (January-September)

Million €	3Q2002	% of total	3Q2001	Var. %
Sports	103.58	*60.2*	96.24	7.6
Business & Finance	42.74	*24.9*	58.91	(27.4)
Women's Interest	9.56	*5.6*	9.35	2.2
Medical	5.70	*3.3*	5.53	3.0
Youth	2.31	*1.3*	2.03	14.0
Others	8.09	*4.7*	7.97	1.5
Total Revenues	**171.98**	***100.0***	**180.03**	**(4.5)**

In Sports advertising revenues (+11.2%) and circulation revenues (+5.5%) increased. Copy sales of *Marca* rose by 0.6% to an average daily circulation of 381,110. In spite of the slight increase in cumulative circulation, the trend in copy sales reversed in the month of March, showing sustainable increased circulation since then. The re-launch of Marca has contributed to this success. Marca´s market share in the first nine months of 2002 reached 48.6% (vs. 48.3% in January-September 2001. Source: AEDE).

Revenues from Business and Finance declined by 27.4% due to lower advertising (-30.8%) and circulation revenues (-24.5%). Excluding Argentina, advertising revenues in Business and Finance decreased by 19.8% and circulation revenues by 14.6%, *Expansión* had an average daily circulation of 48.019 (-11.0%).

Women's Interest shows advertising revenues declining slightly. Circulation revenues continued to grow (+12.7%), due to the excellent circulation performance of *Telva* magazine (+13.6%) reaching an average monthly circulation of 162.104.

Medical and Youth showed increasing advertising revenues (+1.2% and 13.7% respectively).

Revenues in General Information (Unedisa) increased by 3.2%. *El Mundo's* daily circulation was down 5.1% to 303,950.

IV. DIRECT COSTS

Consolidated Direct Costs decreased by 11.7% as a result of the cost cutting programme initiated in April 2001. Raw materials – mainly newsprint – were down 17.0%. personnel costs down 19.6% and marketing down 6.1%.

Direct costs decreased significantly in Business and Finance (-31.2%, -15.2% excluding Argentina) and Youth (-9.0%).

The breakdown of Direct Costs by content divisions is as follows:

Table 6: Direct Costs by content divisions (January-September)

Million €	3Q2002	3Q2001	Var. %
Sports	64.44	63.03	2.2
Business and Finance	38.82	56.39	(31.2)
Women's interest	7.09	7.37	(3.9)
Medical	5.33	4.82	10.6
Youth	2.13	2.34	(9.0)
Others	5.51	5.70	(3.3)
Total Direct Costs	**123.32**	**139.65**	**(11.7)**

V. CENTRAL COSTS

Central costs decreased by 9.4% reaching € 17.32 million as a result of the cost cutting programme.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 7: Gross Profit by business areas (January-September)

Million €	3Q2002	3Q2001	Var. %
Sports	39.14	33.21	17.8
Business and Finance	3.93	2.52	55.8
Women's Interest	2.47	1.98	24.7
Medical	0.37	0.71	(48.5)
Youth	0.18	(0.32)	–
Others	2.57	2.28	12.3
Total Gross Profit	**48.66**	**40.38**	**20.5**

Note: Gross Profit= Revenues less Direct Costs. it does not include Central Costs

Gross Profit increased by 14.0%. The key developments were:

- Significant improvement in Sports´Gross Profit due mainly to the increase in advertising revenues (which contribute 29% of the total revenues for this division) and in circulation revenues (70% of total revenues).
- Deterioration in Business and Finance as a result of the advertising downturn. Advertising revenues contribute 59% of the total revenues of this content division and have fallen by 30.8%.
- Improvement in Gross Profit in Women's Interest due to strong growth of circulation revenues.
- Worsening in Medical, due to the increase of direct costs associated with the launch of *Correo Farmacéutico.*
- Gross Profit in Youth improved with increasing advertising revenues and falling Direct Costs.

VII. NET PROFIT

Net Profit increases, reaching € 44.14 million, due to the following factors:
- Capital gains of € 50.80 million obtained from the sale of Recoletos´ 1.86% stake in RTL.
- Additional amortisation of Goodwill (€ 15.00 million) relating to our Argentinean subsidaries, which is included in the reporting line of Extraordinary Results.

VIII. SPORTS

This business area showed a strong increase in Gross Profit due to increasing advertising and circulation revenues. While *Marca* gained share www.marca.es continued to build its audience, reaching 133 million page views in September.

Table 8: Results of the Sports Area (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues			
Advertising	30.21	27.17	11.2
Circulation	72.09	68.32	5.5
Others	1.28	0.74	71.5
Total Revenues	**103.58**	**96.24**	**7.6**
Direct Costs	64.44	63.03	2.2
Gross Profit	**39.14**	**33.21**	**17.8**
Gross Profit / Revenues	**37.8%**	**34.5%**	

IX. BUSINESS AND FINANCE

Revenues in Business and Finance continued to be hit by the advertising downturn and declining circulation. Direct Costs were down 31.2%.

Table 9: Results of Business and Finance Area (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues			
Advertising	25.15	36.33	(30.8)
Circulation	12.39	16.40	(24.5)
Other	5.21	6.18	(15.7)
Total Revenues	**42.74**	**58.91**	**(27.4)**
Direct Costs	38.82	56.39	(31.2)
Gross Profit	**3.93**	**2.52**	**55.8**
Gross Profit / Revenues	**9.2%**	**4.3%**	

Table 10: Results of Business and Finance Area excluding Argentina (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues			
Advertising	23.50	29.29	(19.8)
Circulation	11.84	13.87	(14.6)
Others	5.18	6.12	(15.4)
Total Revenues	**40.52**	**49.27**	**(17.8)**
Direct Costs	34.32	40.46	(15.2)
Gross Profit	**6.20**	**8.81**	**(29.7)**
Gross Profit / Revenues	15.3%	17.8%	

Excludes Sadei & Mind Opener

X. GENERAL INFORMATION. UNEDISA

At Unedisa (in which Recoletos owns a 30% stake) revenues increased and higher costs caused a deterioration in profitability. El Mundo's average daily sales declined by 5.1% to 303.950.

Table 11: Unedisa Results (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues	**173.56**	**168.11**	**3.2**
Operating Costs	180.04	170.25	5.7
EBIT	**(6.47)**	**(2.14)**	**-**
Interest Income (expenses)	(1.67)	(1.31)	-
Goodwill Amortisation	(0.54)	(0.34)	-
Associated Undertakings	(1.27)	(2.59)	-
Profit on Ordinary Activities	**(9.95)**	**(6.38)**	**-**
Extraordinary Results	2.20	(0.12)	-
Profit before Taxes	**(7.76)**	**(6.50)**	**-**
Depreciation	8.66	8.97	(3.5)
EBITDA	**2.19**	**6.84**	**(68.0)**

XI. WOMEN'S INTEREST

Women's Interest revenues increased and maintained margins at good level thanks to increasing *Telva* copy sales.

Table 12: Results of Women's Interest Area (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues			
Advertising	6.50	6.59	(1.3)
Circulation	3.00	2.66	12.7
Others	0.06	0.11	(42.3)
Total Revenues	**9.56**	**9.35**	**2.2**
Direct Costs	7.09	7.37	(3.9)
Gross Profit	**2.47**	**1.98**	**24.7**
Gross Profit / Revenues	**25.8%**	**21.2%**	

XII. MEDICAL

This area has experienced an increase in advertising revenues and a reduction of margins.

Table 13: Results of Medical Area (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues			
Advertising	5.53	5.46	1.2
Circulation	0.05	0.06	(2.1)
Other	0.11	0.01	--
Total Revenues	**5.70**	**5.53**	**3.0**
Direct Costs	5.33	4.82	10.6
Gross Profit	**0.37**	**0.71**	**(48.5)**
Gross Profit / Revenues	**6.4%**	**12.9%**	

XIII. YOUTH

Increasing advertising revenues and falling operating costs have caused an improvement in margins.

Table 14: Results of Youth Area (January-September)

Million €	3Q2002	3Q2001	Var. %
Revenues:			
Advertising	2.30	2.02	13.7
Circulation	0.00	0.00	--
Others	0.01	0.00	--
Total Revenues	**2.31**	**2.03**	**14.0**
Direct Costs	2.13	2.34	(9.0)
Gross Profit	**0.18**	**(0.32)**	**--**
Gross Profit / Revenues	**7.8%**	**--**	

XIV. CASH-FLOW

Table 15: Cash-flow (January-September)

Millions of €	3Q2002	3Q2001	Var. %
Net Income	**43.69**	**3.26**	–
Depreciation	8.40	8.50	(1.1)
Goodwill Amortisation	8.47	9.16	(7.5)
Extraord. Goodwill Amortisation Argentina	15.00	0.00	–
Provisions with regard to fixed assets	2.37	7.43	–
Other Adjustments	(48.97)	(0.53)	–
Net Cash provided by Operating Activities	**28.97**	**27.81**	**4.1**
Change in Working Capital	25.21	(3.03)	–
Net Capex	116.30	(8.81)	–
Net Cash used in Investment Activities	**141.51**	**(11.84)**	–
Equity Financing	0.00	0.00	–
Net Debt Financing	0.00	0.00	–
Dividend Payment	(1.96)	(10.52)	–
Other changes in Shareholders' Equity	1.49	(0.38)	–
Net Cash provided by Financing Activities	**(0.47)**	**(10.90)**	**(95.7)**
Net Increase in Cash and Cash Equivalents	**170.01**	**5.08**	–

The outstanding performance of Working Capital is due to an improvement in the level of Stocks (down 26% compared to December 2001), a reduction in the day sales outstanding ratio, DSO (and therefore the reduction in Accounts Receivable by 10% vs. December 2001) and an increase in the day purchase outstanding ratio, DPO. The latter causes an increase in Short-term Liabilities (by 32.5% vs. December 2002).

XV. CONSOLIDATED BALANCE SHEET

Table 16: Consolidated Balance Sheet

Million €	2002 September	2001 December
Fixed Assets:	113.17	192.60
- Tangible Assets	56.11	58.76
- Intangible Assets	3.73	7.12
- Financial Investments	53.33	126.72
Goodwill on Amortisation	15.53	39.00
Accounts receivable	43.33	48.18
Stocks	6.56	8.87
Cash and Cash Equivalents	247.30	77.30
Other Assets	2.09	2.13
Total Assets	**427.98**	**368.08**
Shareholders Equity	339.59	296.38
Minority Shareholders	0.89	1.02
Provisions	10.37	11.46
Long-term Liabilities	3.68	3.78
Short-term Liabilities	73.45	55.44
Total Debts	**427.98**	**368.08**

XVI. OTHER RELEVANT ISSUES

On October 14th, Recoletos increased its stake in Economica S.G.P.S. by 50% to 100%. The 50% stake was bought from Media Capital S.G.P.S. for € 11 million.

In October, Radio Marca began broadcasting in five additional cities, with the aim of being the nationwide sports radio network in Spain, as a result of its joint venture with Onda Cero. Radio Marca reaches the cities of Madrid, Valencia, Seville, Bilbao, Vigo, La Coruña and Las Palmas with an extraordinary success in audience.

In July, Recoletos has decreased its stakes in two distribution companies:
- The stake of 23.0% in Distribuidora Terraconense down to 15.0%
- The stake of 31.7% in Valdisme down to 23.75%

Recoletos agreed on December 24th 2001 to sell to Bertelsmann AG its 1.86% stake in RTL. The sale, valued at 126.9 million Euros including capital gains of 50.8 million Euros, was completed January 2002.

XVII. OPERATIONAL FIGURES

OPERATING MAGNITUDES	3Q2002	3Q2001	%Var.
SPORTS			
Accumulated Marca copy sales	381,110	378,771	0.6
Accumulated Golf Digest copy sales	13,577	13,974	(2.8)
September page views of marca.com ('000)	132,843	77,344	71.8
BUSINESS AND FINANCE			
Accumulative Expansión copy sales	48,019	53,979	(11.0)
Accumulative Actualidad Económica copy sales	20,402	21,824	(6.5)
Accumulative ganar.Com copy sales	16,293	24,897	(34.6)
Sept. page views of Expansióndirecto.com ('000)	1,867	1,517	23.1
Sept. page views Expansiónyempleo.com ('000)	793	1,052	(24.6)
GENERAL INFORMATION			
El Mundo. accumulated copy sales	303,950	320,385	(5.1)
September page views El Mundo ('000)	148,357	100,000	48.4
WOMEN'S INTEREST			
Accumulative. Copy sales Telva	162.104	142.654	13,6
September page views estarguapa.com ('000)	3,852	2,531	52.2
MEDICAL AND YOUTH			
September page views diario medico.com ('000)	2,754	1,701	61.9
September page views tuGueb.com ('000)	2,348	875	168.4